Term sheet
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 146-A-I dated November 24, 2008

Term sheet to
Product Supplement No. 146-A-I
Registration Statement No. 333-155535
Dated June 16, 2009; Rule 433

JPMORGAN CHASE & CO.

Structured Investments

JPMorgan Chase & Co.
$
Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar due June 28, 2011*

General

- The notes are designed for investors who seek an unleveraged return equal to the appreciation of an equally weighted basket of four currencies, which we refer to as the Reference Currencies, relative to the U.S. Dollar over the term of the notes, **without upside return enhancement.** If the Reference Currencies appreciate against the U.S. Dollar in the aggregate, your return at maturity will be positive; if the Reference Currencies depreciate against the U.S. Dollar in the aggregate, your return at maturity will be negative. Investors should be willing to forgo interest payments and, if the Basket depreciates, be willing to lose up to 100% of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing June 28, 2011*.
- Minimum denominations of $1,000 and integral multiples thereof.
- **The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 146-A-I, will supersede the terms set forth in product supplement no. 146-A-I.**
- The notes are expected to price on or about June 23, 2009 and are expected to settle on or about June 26, 2009.

Key Terms

Basket:	An equally weighted basket of four currencies consisting of the Saudi Riyal ("SAR"), the United Arab Emirates Dirham ("AED"), the Hong Kong Dollar ("HKD") and the Chinese Renminbi ("CNY") (each a "Reference Currency," and collectively, the "Reference Currencies") that measures the performance of the Reference Currencies relative to the U.S. Dollar (the "Basket"). For information about the Reference Currencies, the Reference Currency Weights and the calculation of the Starting Spot Rate and Ending Spot Rate for each Reference Currency, see "Additional Key Terms" on page TS-1 of this term sheet.
Base Currency:	The U.S. Dollar
Upside Leverage Factor:	One (1). **There is no upside return enhancement.**
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, that will be calculated as follows:

$$\$1,000 + (\$1,000 \times Basket\ Return)$$

If the Ending Basket Level is less than the Starting Basket Level, you will lose 1% of the principal amount of your notes for every 1% that the Ending Basket Level decreases compared to the Starting Basket Level. Notwithstanding the foregoing, in no event will the payment at maturity, for each $1,000 principal amount note, be less than $0.

You will lose some or all of your investment at maturity if the Ending Basket Level decreases from the Starting Basket Level.

Basket Return:	The Basket Return, which may be positive or negative, will be calculated as follows:

$$\frac{Ending\ Basket\ Level - Starting\ Basket\ Level}{Starting\ Basket\ Level}$$

Starting Basket Level:	Set equal to 100 on the pricing date, which is expected to be June 23, 2009.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:	The Basket Closing Level on the Observation Date will be calculated as follows: $100 \times [1 + (SAR\ Return \times 1/4) + (AED\ Return \times 1/4) + (HKD\ Return \times 1/4) + (CNY\ Return \times 1/4)]$ The SAR Return, AED Return, HKD Return and CNY Return refer to the Reference Currency Return for the Saudi Riyal, the United Arab Emirates Dirham, the Hong Kong Dollar and the Chinese Renminbi, respectively.
Reference Currency Return:	With respect to each Reference Currency:

$$\frac{Ending\ Spot\ Rate - Starting\ Spot\ Rate}{Starting\ Spot\ Rate}$$

Observation Date:	June 23, 2011*
Maturity Date:	June 28, 2011*
CUSIP:	48123L3M4

* Subject to postponement as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 146-A-I.

Investing in the Notes involves a number of risks. See "Risk Factors" beginning on page PS-13 of the accompanying product supplement no. 146-A-I and "Selected Risk Considerations" beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 146-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) Please see "Supplemental Plan of Distribution" in this term sheet for information about fees and commissions.

*The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.*

J.P.Morgan

June 16, 2009

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 146-A-I dated November 24, 2008. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 146-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 146-A-I dated November 24, 2008:

  http://www.sec.gov/Archives/edgar/data/19617/000119312508242312/d424b21.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Additional Key Terms

Reference Currency Weights:	The following table sets forth the Reference Currencies, the Starting Spot Rate for each Reference Currency, the applicable Reuters Page and the weighting of each Reference Currency:

Reference Currency	Starting Spot Rate[†]	Reuters Page	Reference Currency Weight
Saudi Riyal (SAR)		WMRSPOT17	1/4
United Arab Emirates Dirham (AED)		WMRSPOT17	1/4
Hong Kong Dollar (HKD)		WMRSPOT12	1/4
Chinese Renminbi (CNY)		WMRSPOT12	1/4

[†] The Starting Spot Rate for each of the Reference Currencies will be equal to the amount of U.S. Dollars per one unit of the applicable Reference Currency and will be determined in the sole discretion of the calculation agent at approximately 11:00 a.m., New York City time, on the pricing date taking into account the quotient of one divided by either the applicable intra-day trades or the rates displayed on the applicable Reuters page. For information about the risks related to this discretion, see "Selected Risk Considerations — Potential Conflicts" on page TS-2 of this term sheet.

Spot Rate:	The Spot Rate for each of the Reference Currencies on a given date that falls after the pricing date will be equal to the amount of U.S. Dollars per one unit of Reference Currency and will be determined in the sole discretion of the calculation agent at approximately 11:00 a.m., New York City time, on such date taking into account the quotient of one divided by either applicable intra-day trades or the rates displayed on the applicable Reuters page.
Ending Spot Rate:	For each Reference Currency, the Spot Rate for such Reference Currency on the Observation Date.
Currency Business Day:	With respect to each Reference Currency, (a) any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close and (b) (i) with respect to the Saudi Riyal, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Saudi Arabia, (ii) with respect to the United Arab Emirates Dirham, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in the United Arab Emirates, (iii) with respect to the Hong Kong Dollar, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Hong Kong, and (iv) with respect to the Chinese Renminbi, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Beijing, People's Republic of China.

Selected Purchase Considerations

- **UNLEVERAGED APPRECIATION POTENTIAL —** The notes provide the opportunity to earn an unleveraged return equal to the appreciation of the Basket, as measured by the Basket Return, without upside return enhancement. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
- **NO PROTECTION AGAINST LOSS —** Payment at maturity of the principal amount of your notes is not protected against a decrease in the Basket.
- **DIVERSIFICATION AMONG THE REFERENCE CURRENCIES —** The return on the notes is linked to the performance of a basket of global currencies, which we refer to as the Reference Currencies, relative to the U.S. Dollar, and will enable you to participate on an unleveraged basis in any appreciation in the aggregate of the Reference Currencies relative to the U.S. Dollar, during the term of the notes. **Accordingly, the value of the Basket increases when the Reference Currencies appreciate in the aggregate in value against the U.S. Dollar.** The Basket derives its value from an equally weighted group of currencies consisting of the Saudi Riyal, the United Arab Emirates Dirham, the Hong Kong Dollar and the Chinese Renminbi.
- **TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS —** You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 146-A-I. Notwithstanding any disclosure in that product supplement to the contrary, our special tax counsel in this transaction is Sidley Austin LLP. We and you will agree to characterize and treat the notes for U.S. federal income tax purposes as "contingent payment debt instruments". Subject to the limitations described in product supplement no. 146-A-I, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, it is reasonable to treat your purchase and ownership of the notes as "contingent payment debt instruments" for U.S. federal income tax purposes. Assuming this characterization is respected, the notes will generally be subject to the original issue discount ("OID") provisions of the Code and the Treasury regulations issued thereunder, and you will be required to accrue as interest income the OID on the notes as described below.

We are required to determine a "comparable yield" for the notes. The "comparable yield" is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. Solely for purposes of determining the amount of interest income that you will be required to accrue, we are also required to construct a "projected payment schedule" in respect of the notes representing a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield.

We have determined that the "comparable yield" is an annual rate of [●]%, compounded semi-annually. Based on our determination of the comparable yield, the "projected payment schedule," per $1,000 principal amount note, consists of a single payment at maturity equal to $[●]. Assuming a semi-annual accrual period, the following table states the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and the projected payment schedule.

Calendar Period	Accrued OID During Calendar Period (per $1,000 note)	Total Accrued OID from Original Issue Date (per $1,000 note) as of End of Calendar Period
June 26, 2009 through December 31, 2009	$[●]	$[●]
January 1, 2010 through December 31, 2010	$[●]	$[●]
January 1, 2011 through June 28, 2011	$[●]	$[●]

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the notes.

For U.S. federal income tax purposes, you are required to use our determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of a note, unless you timely disclose and justify the use of other estimates to the Internal Revenue Service (the "IRS"). Regardless of your accounting method, you will be required to accrue as interest income OID on the notes at the comparable yield, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of the contingent payment(s) on the notes (as described below).

The amount of interest (i.e., OID) accrued on a note for each accrual period is determined by multiplying the comparable yield of the note, adjusted for the length of the accrual period, by the note's adjusted issue price at the beginning of the accrual period, determined in accordance with the rules set forth in the Treasury regulations applicable to contingent payment debt instruments. The amount of OID so determined is then allocated on a ratable basis to each day in the accrual period that you held the note.

In addition to interest accrued based upon the comparable yield as described above, you will be required to recognize interest income equal to the amount of any net positive adjustment, i.e., the excess of actual payments over projected payments, in respect of a note for a taxable year. A net negative adjustment, i.e., the excess of projected payments over actual payments, in respect of a note for a taxable year:

- will first reduce the amount of interest in respect of the note that you would otherwise be required to include in income in the taxable year; and
- to the extent of any excess, will give rise to an ordinary loss, but only to the extent that the amount of all previous interest inclusions under the note exceeds the total amount of your net negative adjustments treated as ordinary loss on the note in prior taxable years.

A net negative adjustment is not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. Any net negative adjustment in excess of the amounts described above will be carried forward to offset future interest income in respect of the note or to reduce the amount realized on a sale, exchange or retirement of the note.

Upon a sale, exchange or retirement of a note (including at its maturity), you generally will recognize taxable gain or loss equal to the difference between the amount received from the sale, exchange or retirement and your adjusted tax basis in the note. Your adjusted tax basis in a note will equal the cost thereof, increased by the amount of interest income previously accrued by you in respect of the note (determined without regard to any of the positive or negative adjustments to interest accruals described above) and decreased by the amount of any prior projected payments in respect of the note made to you. You generally must treat any gain as interest income and any loss as ordinary loss to the extent of previous interest inclusions (reduced by the total amount of net negative adjustments previously taken into account as ordinary losses), and the balance as capital loss. Such losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. The deductibility of capital losses, however, is subject to limitations. Additionally, if you recognize a loss above certain thresholds, you may be required to file a disclosure statement with the IRS. You should consult your tax adviser regarding these limitations and reporting obligations.

In addition to the foregoing, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could possibly materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

If you are a Non-U.S. Holder, payments to you on the notes, and any gain realized on a sale or exchange of the notes (including at maturity), will be exempt from U.S. federal income tax (including withholding tax) provided generally, that (i) you are not a bank receiving interest on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of your trade or business, (ii) you do not actually or constructively own 10 percent or more of the total combined voting power of our stock entitled to vote, (iii) you are not a controlled foreign corporation related, directly or indirectly, to us through stock ownership, (iv) you certify on IRS Form W-8BEN, under penalties of perjury, that you are not a U.S. person and provide your name and address or otherwise satisfy applicable documentation requirements, and (v) such amounts are not effectively connected with your conduct of a U.S. trade or business.

Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by the notice.

Subject to certain assumptions and representations received from us, the discussion in this section entitled "Taxed as Contingent Payment Debt Instruments", when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Currencies or any contracts related to the Reference Currencies. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 146-A-I dated November 24, 2008.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —** The notes do not guarantee any return of principal at maturity. The return on the notes at maturity, if any, is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed to any decrease in the Ending Basket Level, as compared to the Starting Basket Level. **You will lose some or all of your principal if the Ending Basket Level is less than the Starting Basket Level.**

- **THE RETURN YOU WILL RECEIVE ON YOUR NOTES, IF ANY, IS EXTREMELY LIMITED DUE TO THE CORRELATION BETWEEN EACH REFERENCE CURRENCY AND THE BASE CURRENCY —** The values of each of the Saudi Riyal, the United Arab Emirates Dirham and the Hong Kong Dollar are officially pegged to the U.S. Dollar, and while the Chinese Renminbi has not been pegged to the U.S. Dollar since 2005, in practice there is an extremely high correlation between its value and that of the U.S. Dollar. Because your payment at maturity, if any, on the notes is determined by the percentage change in the Reference Currencies relative to the U.S. Dollar over the term of the notes, it is unlikely that the Basket will either appreciate or depreciate over the term of the notes. If this is the case, your payment at maturity will only be the principal amount of your notes and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.

- **CURRENCY MARKET RISK —** The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. Any positive Basket Return will depend on the aggregate performance of the Reference Currencies relative to the U.S. Dollar. For example, the value of any currency, including the Reference Currencies, may be affected by complex political and economic factors. The value of each Reference Currency, relative to the U.S. Dollar, is, at any moment, the result of the interaction between many factors directly or indirectly affecting economic or political developments in the originating country of each Reference Currency and the United States, including economic and political developments in other countries. Therefore, in calculating the Ending Basket Level, increases in the exchange rates of one or more of the Reference Currencies may be moderated, or more than offset, by lesser increases or decreases in the exchange rates of the remaining Reference Currencies.

- **CREDIT RISK OF JPMORGAN CHASE & CO. —** The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.'s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **WE HAVE NO CONTROL OVER EXCHANGE RATES —** Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of the currencies used by most economically developed nations are permitted to fluctuate in value relative to the U.S. Dollar and to each other. However, from time to time governments may use a variety of techniques, such as intervention by a central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these government actions could adversely affect an investment in a note that is linked to an exchange rate.

- **THE EXCHANGE RATES OF THE HONG KONG DOLLAR, THE SAUDI RIYAL AND THE UNITED ARAB EMIRATES DIRHAM ARE CURRENTLY LINKED TO THE U.S. DOLLAR AND CONTROLLED BY THEIR RESPECTIVE GOVERNMENTS—** The Hong Kong Monetary Authority ("HKMA"), Hong Kong's central bank, has maintained a linked exchange rate system since 1983. The exchange rate for Hong Kong Dollars to U.S. Dollars varied by only 100ths throughout 2007 and 2008, and the consistent exchange rate used is 7.80 Hong Kong Dollars per one U.S. Dollar. Since 1987, the official exchange rate of the Saudi Riyal has been 3.7450 Saudi Riyals per one U.S. dollar. The United Arab Emirates Dirham is pegged to the U.S. Dollar at approximately 3.67 United Arab Emirates Dirhams per U.S. Dollar. As a result of the HKMA, the Saudi government and the United Arab Emirates controlling their respective currencies, the exchange rates of the Hong Kong Dollar, the Saudi Riyal and the United Arab Emirates Dirham, and therefore the Spot Rates of these three Reference Currencies will only measurably contribute to the appreciation or depreciation of the Basket if the relevant authorities of such countries revalue the fixed exchange rate or allow these Reference Currencies to float against the U.S. Dollar. If any of the Saudi Riyal, the United Arab Emirates Dirham or the Hong Kong Dollar was allowed to float within a band, or freely, there are not assurance that such a band will be fixed against the U.S. Dollar. Recent weakness in the U.S. Dollar and the U.S. economy have led to public questions in the foreign currency markets about the appropriateness of the pegged exchange rate and whether such policies should be revised or abandoned (similar to the policy of Kuwait, a neighboring country of Saudi Arabia and United Arab Emirates, which abandoned it's U.S. Dollar peg in May 2007). We cannot predict whether the Hong Kong Dollar, the Saudi Riyal and the United Arab Emirates Dirham will continue to be pegged to the U.S. dollar at its current exchange rate or be allowed to float more freely, or, if any of such Reference Currencies is revalued or allowed to float more freely, whether it would appreciate or depreciate against the U.S. Dollar. You can't depend on a current monetary policy, including a peg to the U.S. Dollar, of any of the Reference Currencies' countries in making your decision to invest in the notes. A change in the monetary policy in any of such Reference Currencies' countries could have a significant adverse effect on the notes.

- **THE CURRENT PEG OF EACH OF THE HONG KONG DOLLAR, THE SAUDI RIYAL AND THE UNITED ARAB EMIRATES DIRHAM TO THE U.S. DOLLAR MAY LIMIT YOUR POTENTIAL RETURN. —** Since the exchange rates of the Hong Kong Dollar, the Saudi Riyal and the United Arab Emirates Dirham, and therefore the Spot Rates of these three Reference Currencies, are tied to the U.S. Dollar, it is unlikely that the Spot Rates of any of these three currencies will appreciate during the term of the notes. Absent a change in the monetary policy in the country of origin of such Reference Currency, it is likely that the Spot Rate of such Reference Currency will remain unchanged during the term of the notes. You may not receive any return on your notes based on the performance of any of these three Reference Currencies. The appreciation of the Basket, if any, will likely be limited to the appreciation due to the performance of the Chinese Renminbi, the appreciation of which relative to the U.S. Dollar is also limited.

- **THE EXCHANGE RATE OF THE CHINESE RENMINBI IS CURRENTLY MANAGED BY THE CHINESE GOVERNMENT** - On July 21, 2005, the People's Bank of China (the "People's Bank"), with the authorization of the State Council of the People's Republic of China, announced that the Chinese Renminbi exchange rate would no longer be pegged to the U.S. Dollar and would float based on market supply and demand with reference to a basket of currencies. According to public reports, the governor of the People's Bank has stated that the basket is composed mainly of the U.S. Dollar, the European Union Euro, the Japanese Yen and the South Korean Won. Also considered, but playing smaller roles, are the currencies of Singapore, the United Kingdom, Malaysia, Russia, Australia, Canada and Thailand. The weight of each currency within the basket has not been announced.

  The initial adjustment of the Chinese Renminbi exchange rate was an approximate 2% revaluation from an exchange rate of 8.28 Chinese Renminbi per U.S. Dollar to 8.11 Chinese Renminbi per U.S. Dollar. The People's Bank has also announced that the daily trading price of the U.S. Dollar against the Chinese Renminbi in the inter-bank foreign exchange market will continue to be allowed to float within a band of 0.3% around the central parity published by the People's Bank, while the trading prices of the non-U.S. Dollar currencies against the Chinese Renminbi will be allowed to move within a certain band announced by the People's Bank. The People's Bank has stated that it will make adjustments of the Chinese Renminbi exchange rate band when necessary according to market developments as well as the economic and financial situation. In a later announcement published on May 18, 2007, the band was extended to 0.5%. Since July 2008, the Chinese Renminbi has traded at approximately 6.83 Chinese Renminbi per U.S. Dollar, and consequently may not appreciate during the term of the notes. If the exchange rate of the Chinese Renminbi continues to remain static, it will limit your potential return on the notes.

  Despite the recent change in their exchange rate regime, the Chinese government continues to manage the valuation of the Chinese Renminbi, and, as currently managed, its price movements are unlikely to contribute significantly to either an increase or decrease in the value of the Basket. However, further changes in the Chinese government's management of the Chinese Renminbi could result in a significant movement in the U.S. Dollar/Chinese Renminbi exchange rate. Assuming the value of all other Basket Currencies remain constant, a decrease in the value of the Chinese Renminbi, whether as a result of a change in the government's management of the currency or for other reasons, would result in a decrease in the value of the Basket.

- **THE NOTES MIGHT NOT PAY AS MUCH AS AN INVESTMENT IN THE INDIVIDUAL REFERENCE CURRENCIES —** You may receive a lower payment at maturity than you would have received if you had invested in the Reference Currencies individually, a combination of Reference Currencies or contracts related to the Reference Currencies for which there is an active secondary market.

- **CHANGES IN THE VALUE OF THE EQUALLY WEIGHTED REFERENCE CURRENCIES MAY OFFSET EACH OTHER —** Because the performance of the Basket is determined by the performance of the Saudi Riyal, the United Arab Emirates Dirham, the Hong Kong Dollar and the Chinese Renminbi relative to the U.S. Dollar, your notes will be exposed to currency exchange rate risk with respect to Saudi Arabia, the United Arab Emirates, Hong Kong and China relative to the United States. Movements in the exchange rates of the Reference Currencies may not correlate with each other. As a result, your investment in the notes may only yield a positive return if there occurs a broad-based rise in foreign currency values as compared to the U.S. Dollar across diverse markets over the term of the notes. Therefore, for example, in calculating the Ending Basket Level, an increase in the Spot Rate of the Chinese Renminbi may be moderated, or more than offset by, lesser increases or declines in the Spot Rate of the Saudi Riyal.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY —** While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **LACK OF LIQUIDITY —** The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS —** We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. For example, one of JPMSI's duties as calculation agent involves determining the Starting Spot Rates in the manner set forth on page TS-1 of this term sheet. The Starting Spot Rates will be determined on the pricing date in the sole discretion of the calculation agent. Although the calculation agent will make all determinations and take all action in relation to the establishment of the Starting Spot Rates in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes. JPMSI will be under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Starting Spot Rates, that might affect the value of your notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES —** In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  - the expected volatility in the Reference Currencies and the U.S. Dollar;
  - the time to maturity of the notes;
  - interest and yield rates in the market generally as well as in each of the Reference Currencies' countries and in the United States;
  - the exchange rate and the volatility of the exchange rate among each of the Reference Currencies;
  - changes in correlation between the Reference Currency exchange rates;
  - suspension or disruption of market trading in any or all of the Reference Currencies or the U.S. Dollar;
  - a variety of economic, financial, political, regulatory or judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity of the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return
200.00	100.00%	100.00%
190.00	90.00%	90.00%
180.00	80.00%	80.00%
170.00	70.00%	70.00%
160.00	60.00%	60.00%
150.00	50.00%	50.00%
140.00	40.00%	40.00%
130.00	30.00%	30.00%
120.00	20.00%	20.00%
110.00	10.00%	10.00%
105.00	5.00%	5.00%
100.00	0.00%	0.00%
95.00	-5.00%	-5.00%
90.00	-10.00%	-10.00%
80.00	-20.00%	-20.00%
70.00	-30.00%	-30.00%
60.00	-40.00%	-40.00%
50.00	-50.00%	-50.00%
40.00	-60.00%	-60.00%
30.00	-70.00%	-70.00%
20.00	-80.00%	-80.00%
10.00	-90.00%	-90.00%
0.00	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 150.

Because the Ending Basket Level of 150 is greater than the Starting Basket Level of 100, your payment at maturity is equal to $1,500 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (150\text{-}100)/100] = \$1,500$$

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 60.

Because the Ending Basket Level of 60 is lower than the Starting Basket Level of 100, your payment at maturity per $1,000 principal amount note is $600 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (60\text{-}100)/100] = \$600$$

Example 3: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 0.

Because the Ending Basket Level of 0 is lower than the Starting Basket Level of 100, your payment at maturity is $0 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (0\text{-}100)/100] = \$0$$

JPMorgan Structured Investments —
Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar

TS- 5

Historical Information

The first four graphs below show the historical weekly performance of each Reference Currency expressed in terms of the conventional market quotation, as shown on Bloomberg Financial Markets, for each currency (which, for each of the Reference Currencies, is the amount of the applicable Reference Currency per one U.S. Dollar, and which, in each case, we refer to in this term sheet as the exchange rate) from January 1, 2003 through June 12, 2009. The exchange rates of the Saudi Riyal, the United Arab Emirates Dirham, the Hong Kong Dollar and the Chinese Renminbi, at approximately 11:00 a.m., New York City time, on June 15, 2009, were 3.7502, 3.6721, 7.7507 and 6.8363, respectively.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Basket Return. The value of the Basket increases, and thus the Basket Return increases, when the U.S. Dollar depreciates in value against the individual Reference Currencies. Therefore, the Basket Return is calculated using Spot Rates for each currency expressed, for each of the Reference Currencies, as one divided by the amount of the applicable Reference Currency per one U.S. Dollar, which is the inverse of the conventional market quotation for each such Reference Currency set forth in the applicable graphs below.

The last graph below shows the weekly performance of the Basket from January 1, 2003 through June 12, 2009, assuming that the Basket Closing Level on January 1, 2003 was 100, that each Reference Currency had a 1/4 weight in the Basket on that date and that the closing spot rates of each Reference Currency on the relevant dates were the Spot Rates on such dates. The closing spot rates and the historical weekly Basket performance data in such graph were determined by, for each of the Reference Currencies, dividing one by the rates reported by Bloomberg Financial Markets, and may not be indicative of the Basket performance using the Spot Rates of the Reference Currencies at approximately 11:00 a.m., New York City time, that would be derived from the applicable Reuters page.











The Spot Rates of the Saudi Riyal, the United Arab Emirates Dirham, the Hong Kong Dollar and the Chinese Renminbi, at approximately 11:00 a.m., New York City time, on June 15, 2009, were 0.2667, 0.2723, 0.1290 and 0.1463, respectively, calculated in the manner set forth under "Additional Key Terms — Reference Currency Weights" in this term sheet.

We obtained the data needed to construct the graph which displays the weekly performance of the Basket from Bloomberg Financial Markets, and we obtained the exchange rates and the denominators used to calculate the Spot Rates from Reuters Group PLC. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets or Reuters Group PLC. The historical performance of each Reference Currency and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the Spot Rate of any of the Reference Currencies on the Observation Date. We cannot give you assurance that the performance of the Basket will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission, which includes structuring and development fees, exceed $12.50 per $1,000 principal amount note. See "Plan of Distribution" beginning on page PS-35 of the accompanying product supplement no. 146-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $12.50 per $1,000 principal amount note.

JPMorgan Structured Investments —
Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar

TS- 7